UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 11)*

Under the Securities Exchange Act of 1934

NATIONAL FUEL GAS COMPANY

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

636180101

(CUSIP Number)

Steven B. Klinsky
New Mountain Vantage, L.P.
787 Seventh Avenue, 49th Floor
New York, NY  10019
(212) 720-0300

Copies to:

Paul Reinstein
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 1, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 636180101	Page 2 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,656,364
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,656,364
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,656,364
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 3 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 952,998
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 952,998
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 4 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (California), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 607,152
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 607,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 607,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 5 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (California) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,967,446
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,967,446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,967,446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 6 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage LO, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,757
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,757
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,757
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 7 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage Advisers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,650,273
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,650,273
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,650,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 8 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 636180101	Page 9 of 25 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage HoldCo Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 108,920
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 108,920
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 636180101	Page 10 of 25 Pages

1	NAME OF REPORTING PERSON Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,765,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,765,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,765,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 11 of 25 Pages

1	NAME OF REPORTING PERSON F. Fox Benton, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 5,000
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 12 of 25 Pages

1	NAME OF REPORTING PERSON David M. DiDomenico
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 13 of 25 Pages

1	NAME OF REPORTING PERSON Frederic V. Salerno
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 965
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 965
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 14 of 25 Pages

1	NAME OF REPORTING PERSON NMV Special Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,115,011
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,115,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 15 of 25 Pages

1	NAME OF REPORTING PERSON California Public Employees’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 195,490
	8	SHARED VOTING POWER 2,115,011
	9	SOLE DISPOSITIVE POWER 195,490
	10	SHARED DISPOSITIVE POWER 2,115,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,310,501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%
14	TYPE OF REPORTING PERSON EP

This Amendment No. 11, filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company (“Vantage GP”), New Mountain Vantage, L.P., a Delaware limited partnership (“NMV”), New Mountain Vantage (California), L.P., a Delaware limited partnership (“NMVC”), New Mountain Vantage (California) II, L.P., a Delaware limited partnership (“NMVC II”), New Mountain Vantage LO, L.P., a Delaware limited partnership (“NMVLO”), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company (“NMV Advisers”), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company (“NMV Offshore”), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company (“NMV Offshore HoldCo”), Mr. Steven B. Klinsky, Mr. F. Fox Benton, III, Mr. David M. DiDomenico, Mr. Frederic V. Salerno (collectively, the “NMV Entities”), NMV Special Holdings, LLC, a Delaware limited liability company (“NMVSH”), and the California Public Employees’ Retirement System, a unit of the California State and Consumer Services Agency charged with oversight of the Public Employees’ Retirement Fund (“CalPERS”) (NMV Entities, NMVSH and CalPERS, collectively, the “Reporting Persons”), amends the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 30, 2006, as amended, relating to the common stock, par value $1 per share (“Common Stock”), of National Fuel Gas Company, a New Jersey corporation (the “Issuer”).1

ITEM 2.                      IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended to add the following:

On January 26, 2010, New Mountain Vantage (Texas), L.P.  changed its name to New Mountain Vantage LO, L.P.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following:

The aggregate purchase price of the 67,100 shares of Common Stock acquired by NMVC, as described in Item 5(c), is $3,355,000 and the aggregate purchase price of the 185,418 shares of Common Stock acquired by NMVC II, as described in Item 5(c), is $9,270,900.  The shares of Common Stock acquired by NMVC and NMVC II were acquired with working capital.

Mr. Salerno has become the beneficial owner of 400 shares of Common Stock through a quarterly grant under the National Fuel Gas Company Retainer Policy for Non-Employee Directors.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a).  The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 81,136,115 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of February 23, 2010, as reported in the Issuer’s Proxy Statement on Schedule 14A, as filed with the Securities and Exchange Commission on February 24, 2010.

As of the close of business on March 1, 2010, as described below, the Reporting Persons may be deemed to beneficially own an aggregate of 5,966,939 shares of Common Stock representing, in the aggregate, approximately 7.4% of the issued and outstanding shares of Common Stock.

As of the close of business on March 1, 2010, Mr. Klinsky may be deemed to beneficially own an aggregate of 5,765,284 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVLO, NMV Offshore and NMVSH representing, in the aggregate, approximately 7.1% of the issued and outstanding shares of Common Stock.  Mr. Klinsky disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVLO, NMV Offshore and NMVSH, to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVC II, NMVLO, NMV Offshore and NMVSH are held by persons other than Mr. Klinsky.

As of the close of business on March 1, 2010, NMV Advisers may be deemed to beneficially own an aggregate of 3,650,273 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMV Offshore representing, in the aggregate, approximately 4.5% of the issued and outstanding shares of Common Stock.  NMV Advisers disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMV Offshore, to the extent that partnership interests in NMV, NMVC, NMVC II, NMVLO and NMV Offshore are held by persons other than NMV Advisers.

As of the close of business on March 1, 2010, Vantage GP may be deemed to beneficially own an aggregate of 5,656,364 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMVSH representing, in the aggregate, approximately 7.0% of the issued and outstanding shares of Common Stock.  Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMVSH to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVC II, NMVLO and NMVSH are held by persons other than Vantage GP.

As of the close of business on March 1, 2010, NMV Offshore may be deemed to beneficially own an aggregate of 108,920 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on March 1, 2010, (i) NMV may be deemed to beneficially own an aggregate of 952,998 shares of Common Stock, representing approximately 1.2% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 607,152 shares of Common Stock, representing approximately 0.7% of the issued and outstanding shares of Common Stock, (iii) NMVC II may be deemed to beneficially own an aggregate of 1,967,446 shares of Common Stock, representing approximately 2.4% of the issued and outstanding shares of Common Stock, (iv) NMVLO may be deemed to beneficially own an aggregate of 13,757 shares of Common Stock, representing less than 0.1%  of the issued and outstanding shares of Common Stock and (v) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 108,920 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on March 1, 2010, NMVSH may be deemed to beneficially own an aggregate of 2,115,011 shares of Common Stock, representing approximately 2.6% of the issued and outstanding shares of Common Stock.

As of the close of business on March 1, 2010, CalPERS may be deemed to beneficially own an aggregate of 2,310,501 shares of Common Stock that may be deemed to be beneficially owned by NMVSH and by CalPERS, representing approximately 2.8% of the issued and outstanding shares of Common Stock.  CalPERS disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMVSH to the extent that membership interests in NMVSH are held by persons other than CalPERS.

As of the close of business on March 1, 2010 Mr. Benton may be deemed to beneficially own 100 shares of Common Stock and an additional 5,000 shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy.  These 5,100 shares of Common Stock represent less than 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on March 1, 2010, Mr. DiDomenico may be deemed to beneficially own an aggregate of 100 shares of Common Stock, representing less than 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on March 1, 2010, Mr. Salerno may be deemed to beneficially own an aggregate of 965 shares of Common Stock, representing less than 0.1% of the issued and outstanding shares of Common Stock.

(b).  Except as set forth below, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.  CalPERS may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 195,490 shares of Common Stock that CalPERS owns directly.  Mr. Benton and Mr. DiDomenico may each be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 100 shares of Common Stock that they each own directly, Mr. Salerno may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 965 shares of Common Stock that Mr. Salerno owns directly, and Mr. Benton may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 5,000 shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy.

(c).  During the past sixty days, Mr. Salerno has obtained beneficial ownership of 400 shares of Common Stock through a quarterly grant under the National Fuel Gas Company Retainer Policy for Non-Employee Directors. In addition, (A) on December 31, 2009, (i) NMVC bought 24,654 shares from NMVLO, and (ii) NMVC II bought 68,174 shares from NMVLO, and (B) on January 4, 2010, (i) NMVC bought 42,446 shares from NMV, (ii) NMVC II bought 24,452 shares from NMV, and (iii) NMVC II bought 92,792 share from NMV Offshore.  All such transactions were private trades at a price of $50.00 per share. Schedule A annexed hereto lists all other transactions in the shares of Common Stock during the past sixty days by the Reporting Persons.  All of the transactions listed on Schedule A were effected on the open market.

(d).  No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

(e).  Not applicable.

1
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 3, 2010

NEW MOUNTAIN VANTAGE GP, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE LO, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CAYMAN) LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

NEW MOUNTAIN VANTAGE HOLDCO LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

/s/ Steven B. Klinsky
Steven B. Klinsky

/s/ F. Fox Benton, III
F. Fox Benton, III

/s/ David M. DiDomenico
David M. DiDomenico

/s/ Frederic V. Salerno
Frederic V. Salerno

NMV SPECIAL HOLDINGS, LLC
By:	New Mountain Vantage GP, L.L.C., its managing member
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

California Public Employees' Retirement System
/s/ Eric Baggesen
By:	Eric Baggesen
Title:	Senior Investment Officer

SCHEDULE A
TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

NMV

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
1/4/2010	2,479	$50.56
1/6/2010	347	$51.09
2/19/2010	2,471	$50.35
2/25/2010	4,959	$50.07
2/26/2010	2,016	$50.02
3/1/2010	16,530	$50.90

NMVC

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
1/4/2010	1,579	$50.56
1/6/2010	221	$51.09
2/19/2010	1,574	$50.35
2/25/2010	3,159	$50.07
2/26/2010	1,284	$50.02
3/1/2010	10,531	$50.90

NMVC II

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
1/4/2010	5,118	$50.56
1/6/2010	717	$51.09
2/19/2010	5,101	$50.35
2/25/2010	10,238	$50.07
2/26/2010	4,163	$50.02
3/1/2010	34,126	$50.90

NMVLO

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
1/4/2010	36	$50.56
1/6/2010	5	$51.09
2/19/2010	36	$50.35
2/25/2010	71	$50.07
2/26/2010	28	$50.02
3/1/2010	239	$50.90

NMV Offshore HoldCo

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
1/4/2010	283	$50.56
1/6/2010	39	$51.09
2/19/2010	282	$50.35
2/25/2010	567	$50.07
2/26/2010	230	$50.02
3/1/2010	1,889	$50.90

NMVSH

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
1/4/2010	5,505	$50.56
1/6/2010	773	$51.09
2/19/2010	5,483	$50.35
2/25/2010	11,006	$50.07
2/26/2010	4,479	$50.02
3/1/2010	36,685	$50.90

CalPERS

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
1/15/2010	500	$50.98